Filed by Alpha Industries, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                           Commission File Number:  001-05560
                                      Subject Company: Conexant Systems, Inc.
                                           Commission File Number:  000-24923




Alpha Industries will file a proxy statement/prospectus and other relevant documents concerning the proposed merger of Conexant's wireless business with and into Alpha Industries with the SEC. Investors and security holders are advised to read the proxy statement/prospectus and other relevant documents filed by Alpha Industries with the SEC regarding the proposed merger referenced in the foregoing information when they become available because they will contain important information. Investors and security holders may obtain a free copy of the documents regarding the proposed merger (when available) and other documents filed by Alpha Industries at the SEC's web site at www.sec.gov. The documents regarding the proposed merger and such other documents may also be obtained from Alpha Industries directing such request to Alpha Industries, Inc., Attn: Paul E. Vincent, 20 Sylvan Road, Woburn, MA, 01801.

Alpha Industries and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alpha Industries' shareholders. A list of the names of the directors and executive officers and descriptions of their interests in Alpha Industries is contained in Alpha Industries' proxy statement dated July 30, 2001, which is filed with the SEC and will also be included in future proxy statements filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it is available.


                          INVESTORS' PRESENTATION


SLIDE 1
---------------------------------------------------------------------------

         [Alpha logo]                                [Conexant logo]


                          Creating The Pure-Play

                       Wireless Semiconductor Leader

                               December 2001



SLIDE 2

 Safe Harbor Statement
---------------------------------------------------------------------------

   This presentation reflects Management's outlook only as of the date of the presentation and contains forward-looking statements which predict future results and other matters. These forward-looking statements are inherently subject to risks and uncertainties. Actual results and outcomes may materially differ as a result of various factors. Such factors include, but are not limited to: the timing and extent of recovery in each of the Companys' markets, customer orders not being as expected; erosion of margins; competitive pressures and economic and market conditions that vary from expectation; modification of Company plans or intentions; the transaction not occurring and financial results varying from expectations. Additional information on these and other factors that may cause actual results and Company performance to differ is included in each the Companys' latest earnings releases and within their most recent Form 10-K/10Qs as filed with the SEC


SLIDE 3

 Market Dynamics
-----------------------------------------------------------------------------

    o   Shortening product development cycles

    o   Simplified architectures

    o   OEMs shifting to low-cost suppliers around the world

    o ODMs and contract manufacturers entering the phone business without RF and systems expertise

    o Uniquely positioned to drive the future evolution of RF and systems integration

         _________________________________________________________
        |                                                         |
        |        A Significant Opportunity For a Pure-Play,       |
        |       Broad-Based Wireless Semiconductor Supplier       |
        |_________________________________________________________|


SLIDE 4

 Strategic Combination Rationale
---------------------------------------------------------------------------

o   Two highly successful, complementary and high growth wireless businesses

o   Industry's broadest technology and product offering

o   Supplier to all key handset and infrastructure OEMs

o   Capitalizing on the trend towards handset outsourcing

o Uniquely positioned to drive the future evolution of RF and systems integration

 __________________________________________________________________________
|                                                                          |
|  Creating The Pure-Play Leader in Mobile Communications Semiconductors   |
|           ---                                                            |
|__________________________________________________________________________|



SLIDE 5
---------------------------------------------------------------------------

                             Alpha Industries




SLIDE 6

  Alpha Industries
--------------------------------------------------------------------------
         _________________________________________________________
        |                                                         |
        |  Highly Integrated Radio Frequency Solutions Enhancing  |
        |_________________________________________________________|


                                                Focused Investments
                                                -------------------
       [GRAPHIC OF PRODUCTS]
                                                o  Switches and Filters

                                                o  InGaP GSM PA Modules

                                                o  Base Station Components

                                                o  RF Process Technologies

   ____________________________________________________________________
  |                                                                    |
  |  Speed, Quality and Performance of Wireless Voice, Data and Video  |
  |____________________________________________________________________|


 SAMSUNG      MITSUBISHI      MOTOROLA      SONY       LUCENT TECHNOLOGIES
                                                         Bell Labs Innovations


      NORTEL            ALCATEL            ERICSSON        SIEMENS




SLIDE 7

 A Broad Handset Product Portfolio
---------------------------------------------------------------------------


  ------------------------------------------------------------------------
  o  Switches                    |   -  Worldwide Leader
                                 |      40% Share
  -------------------------------|----------------------------------------
  o  Power Amplifiers            |   -  Established PHEMT Lead
                                 |   -  HBT InGaP
  -------------------------------|----------------------------------------
  o  Discrete Semiconductors     |   -  Module Building Blocks
                                 |
  ------------------------------------------------------------------------
     New Integrated Products ------------------->  THE SOLUTION
  ------------------------------------------------------------------------

                   ________________________________________
                  |                                        |
                  |   Products in More Than 40 Handsets    |
                  |________________________________________|


SLIDE 8

Wireless Handset Participation
------------------------------------------------------------------------------

  Couplers and Detectors                    RF IC Power Amplifiers and Modules


                              [GRAPHIC OF PRODUCT]
                                                               Varactor Diodes
    Schottky Diodes


       RF IC Switches and Switch Filters
                                                                 PIN Diodes

     _________________________________________________________________
    |                                                                 |
    |  Capturing an Increasing Number of Sockets Within the Handset   |
    |_________________________________________________________________|



SLIDE 9

 RF Front End Strategy
---------------------------------------------------------------------------

                Si ASIC

 PA                              PA               RT Transmit Chain Module
MMICs                          Module

Discrete                                                [Diagram]
                [DIAGRAM]
Directional
 Detector

Switches                        Switch Filter
                                   Module

               Si ASIC                   Filter

                ___________________________________________
               |                                           |
               |  Accelerating the RF Integration Roadmap  |
               |___________________________________________|

SLIDE 10

 Leadership RF Front End Implementations
---------------------------------------------------------------------------

    Technology Breadth
    ------------------

    o  PHEMT

    o  HBT                                            [GRAPHIC OF PRODUCT]

    o  Siligon Logic

    o  Discrete Semiconductors



SLIDE 11

 Leadership RF Front End Implementations
---------------------------------------------------------------------------

                          ai Integration Platform

                                                    Power Amplifier Controller

                                                    Power Amplifier
                                 [DIAGRAM]

Discrete Semiconductors                             Directional Detector

Switch Controller                                   Switch


          _______________________________________________________
         |                                                       |
         |  Continually Raising Level of Component Integration   |
         |_______________________________________________________|


SLIDE 12

 LTCC Technology Capability
---------------------------------------------------------------------------

                     Low Temperature Cofired Ceramics


                              Matching
      Inductor                Circuit
                                               Key Characteristics
Coupler                                       -------------------
               [DIAGRAM]
                               Filter       o  In House LTCC Technology
Capicitor
                                            o  Complexity of > 20 Layers

                                            o  Dedicated LTCC Design Capability


     ________________________________________________________________
    |                                                                |
    |  A Distinct Competitive Advantage in RF Front End Integration  |
    |________________________________________________________________|



SLIDE 13

 Switch and Filter Modules
---------------------------------------------------------------------------


  Silicon                                                       CaAs
  ASIC                                                          SP4T
                                                                Switch

                                 [DIAGRAM]


                                                                 LTCC
               DCS                                      GSM      Ceramic
               SAW                                      SAW      Substrate

        ___________________________________________________________
       |                                                           |
       | The Clear Market Leader in Delivering Switching Solutions |
       |___________________________________________________________|



SLIDE 14

 Wireless Infrastructure Components
---------------------------------------------------------------------------

Ceramic Resonators                                       Filters

Detectors / Couplers                                     Vector Modulators
                                   [IMAGE]
Magnetic Products                                        Amplifiers

Coaxial Resonators                                       Switches

Diodes                                                   Attenuators


             _________________________________________________
            |                                                 |
            |  Increasing Base Station Semiconductor Content  |
            |_________________________________________________|







SLIDE 15

-----------------------------------------------------------------------------



                       Conexant's Wireless Business









SLIDE 16

 Conexant's Wireless Business
---------------------------------------------------------------------------

   ______________________________________________________________________
  |                                                                      |
  |    Components, RF Subsystems and Semiconductor System Solutions      |
  |______________________________________________________________________|


                                                Focused Investments
            [IMAGE]                             -------------------
                                                o  Power Amplifiers
                                                o  RF Subsystems
                                                o  Cellular Systems
                                                o  Wireless Data

        __________________________________________________________
       |                                                          |
       |    for Digital Wireless Voice and Data Communications    |
       |__________________________________________________________|


Motorola        Samsung          NEC             KYOCERA                 ACER


   LG                    NOKIA           ERICSSON               SONY



SLIDE 17

  Power Amplifiers
------------------------------------------------------------------------------

                                                Standards Support
                                                -----------------

                                                o   CDMA
            [IMAGE]
                                                o   TDMA/EDGE

                                                o   GSM/GPRS

                                                o   cdma2000

                                                o   W-CDMA


               _____________________________________________
              |                                             |
              |    Nearly 150 Million PA Modules Shipped    |
              |_____________________________________________|



SLIDE 18

 CDMA PA Module Leadership
---------------------------------------------------------------------------

                                                      Key Characteristics
                                                      -------------------

                                                      o  50 GHz GaAs InGaP
                 [IMAGE]                              o  4mm x 4mm Footprint
                                                      o  Increased Efficiency
                                                      o  Improved Linearity

                    __________________________________
                   |                                  |
                   | World's Smallest CDMA PA Modules |
                   |__________________________________|



Slide 19

RF Subsystems
------------------------------------------------------------------------------




                    [IMAGE]              Full Transmit and
                                           Receive Chain



                                                  Standards Support
                                                  -----------------

                                                  o GSM/GPRS

                                                  o  IS-95 / cdma2000

                                                  o  EDGE

                                                  o  Bluetooth

                                                  o  W-CDMA



                    ________________________________________
                   |                                        |
                   | More Than 25 Committed DCR Design Wins |
                   |________________________________________|



Slide 20

Traditional GSM RF Section
------------------------------------------------------------------------------

                                                        I-Q      I
         SAW        LNA       SAW      X      SAW      Demod     Q

               [DIAGRAM]

T/R
Switch                        PLL             PLL


                         Translational                    I
         PA                 Loop                          Q

                                                                 [IMAGE]





                  114 Components
             $12 - $13 GSM RF Subsystem



Slide 21

GSM Direct Conversion Approach
------------------------------------------------------------------------------



o Lowest Power          o  Highest Integration             o  Most Flexible


                             [DIAGRAM]                         [IMAGE]




                           47 Components
                    $7 - $8 GSM DCR Subsystem




Slide 22

Cellular Systems Architecture
------------------------------------------------------------------------------




                     Baseband                       Power Management


    [IMAGE]                           [IMAGE]                       [IMAGE]

                  Mixed Signal                      DCR Transceiver

                                                    Power Amplifier



                 ________________________________________________
                |                                                |
                | World's Most Complete GSM/GPRS System Solution |
                |________________________________________________|




Slide 23

Cellular Systems Volume Ramp
------------------------------------------------------------------------------


                                                      5M


                                                              ___________
                                                             |           |
                                                             | Customers |
                                                             |___________|

                           ________________
                          |                |                Samsung
                          | Unit Shipments |                  A300 (Dual LCD)
                          |________________|                  A400
                                                              A301 (Chinese)
                                           [BARGRAPH]         A408 (Chinese)
                                       1M                   China 1
                                                            China 2
                                               M100         Europe
                      <100K                    A188         Japan
                              A100             A110         Korea

                      1999              2000         2001


     _________________________________________________________________
    |                                                                 |
    | Handset Wins      1                  5           20             |
    |_________________________________________________________________|

     _________________________________________________________________
    |                                                                 |
    |          Rapidly Expanding System Solution Customer Base        |
    |_________________________________________________________________|




Slide 24

------------------------------------------------------------------------------







                                 Leaderco

                             Business Overview






Slide 25

Leaderco's Strategic Intent
------------------------------------------------------------------------------


     _________________________________________________________________
    |                                                                 |
    |          Radio Frequency and Complete System Solutions          |
    |_________________________________________________________________|



                                Focused Investments
                                -------------------

          [IMAGE]            o  PA / Front End Modules         [IMAGE]

                             o  RF Systems

                             o  Cellular Systems

                             o  Wireless Infrastructure

     _________________________________________________________________
    |                                                                 |
    |   for 2.5G and 3G Wireless Voice, Data and Video Applications   |
    |_________________________________________________________________|




Slide 26

The Market Opportunity
------------------------------------------------------------------------------

     ___________________          ________________________________
    | Worldwide Digital |        | Digital Cellular Handset and   |
    | Cellular Handsets |        |  Infrastructure Semiconductors |
    |___________________|        |________________________________|

                               782m                                $37b

384M                                  $18B



                          [BAR GRAPH]
                          Outsourced
                                                              HANDSET

   2001   2002   2003   2004   2005     2001   2002   2003   2004   2005




Source:  EMC/Internal Estimates


                  __________________________________________________
                 |      Strong Growth in Mobile Communications,     |
                 |              Highest in Outsourced Handsets      |
                 |__________________________________________________|




Slide 27

Complementary Product Portfolios
------------------------------------------------------------------------------

Couplers and Detectors                    RF IC Power Amplifiers and Modules
                                          Power Management ICs
                                          Synthesizers
                                          Varactor Diodes

RF Transceivers     [GRAPHIC OF PRODUCT]  Mixed Signal

Schottky Diodes

 ___________________
| Alpha Product     |
| Conexant Product  |
| Joint Product     |    RF IC Switches                         Baseband
|___________________|  and Switch Filters      PIN Diodes






SLIDE 28

  Unparalleled RF Systems Integration Capabilities
---------------------------------------------------------------------------

             Front End Module + Direct Conversion Transceiver


                                                                      __
SP2T          GSM           Matching        SP4T                     |__|   I
MMIC          Amp           Network         MMIC        SAW
Switch             [DIAGRAM]                Switch                    __
                 Si CMOS                                SAW          |__|   Q
                Controller

                                                            |__|     LO
           DCS              Matching
           Amp              Network                          __
                                                            |__| Translational
                                           Passive                  Loop     I
                                           Detector                          Q

    ____________________________________________________________________
   |                                                                    |
   |  Integrating the Entire RF Section of a Digital Cellular Handset   |
   |____________________________________________________________________|



SLIDE 29

  Complete Systems Migration
---------------------------------------------------------------------------

Internet Access                               GPS

Bluetooth                                     Digital Audio
                        [IMAGE]
Games                                         MMS

Digital Camera                                PDA

MPEG Video                                    802.11


      ________________________________________________________________
     |                                                                |
     | A Highly Integrated Unified Architecture Enabling Rapid | | Time-To-Market For 2.5G and 3G Wireless Multimedia Terminals |
     |________________________________________________________________|



SLIDE 30

  Wireless Infrastructure Business Expansion
---------------------------------------------------------------------------

Ceramic Resonators        Front-End Receivers       Filters

PA Drivers                                          Frequency Synthesizers

Detectors / Couplers         [IMAGES]               Vector Modulators

Magnetic Products                                   IQ Modulators

Coaxial Resonators                                  Amplifiers

                                                    Switches

Diodes                                              Attenuators

      ________________________________________________________________
     |                                                                |
     |      Capitalizing on Alpha's Customers and Sales Channel       |
     |________________________________________________________________|



SLIDE 31

  Process and Packaging Technology
---------------------------------------------------------------------------
                             ___________________
                            |                  |
                            |   Si Technology  |
                            |__________________| \
                                o  SiGe            \
                                o  BIPOLAR            \
                                o  RF CMOS              \
                                o  BiCMOS                 \
                                                            \
 ______________________                                        \
|                      |                                         \
| Band-Gap Technology  |                                          >
|______________________|  _ _ _ _ _ _ _ _ _ _ _ _ _ >    Integrated Multi-Chip
o  HBT                                                     Module Solutions
o  PHEMT                                                      ^
o  MESFET                                                    /
                                                            /
                          ________________________         /
                         |                        |       /
                         |   Packaging Technology | _ _ _/
                         |________________________|
                                o  CSP/WSP
                                o  Organics
                                o  LTCC

      ________________________________________________________________
     |                                                                |
     |         Unmatched Breadth of Proven Core Competencies          |
     |________________________________________________________________|



SLIDE 32

  Manufacturing Leadership
---------------------------------------------------------------------------
 _______________                                ___________________________
|               |                              |                           |
| Digital CMOS  |                              |     Gallium Arsenide      |
|_______________|                              |___________________________|
 o  Conexant                                    o  InGaP HBT      o  InP
 o  UMC                    [IMAGE]              o  PHEMT          o  AlGaAs HBT
 o  TSMC

                                                  Woburn, MA
            Sunnyvale, CA
         Newbury Park, CA                Mexicali, Mexico
      Newport Beach, CA

   _____________________________               __________________________
  |                             |             |                          |
  |    RF and Mixed Signal      |             |    Assembly and Test     |
  |_____________________________|             |__________________________|

SiGe, BiCMOS, RF CMOS, Analog CMOS
                                          o  High volume, low cost module
  o  Conexant     o  TSMC                    assembly and RF optimized test
  o  UMC          o  Chartered            o  Purchased from Conexant at closing


      ________________________________________________________________
     |                                                                |
     |     Opportunity to Capture Significant Economies of Scale      |
     |________________________________________________________________|



SLIDE 33

 Complementary Capabilities
---------------------------------------------------------------------------

                  -----------Processes-----------      --Packaging--     ----------Components----------    -------Systems-------
                                                                                                                         Full
                                            SiGe/         TX                                                  RF       Cellular
                   HBT     InGaP   PHEMT   BiCMOS      Modules   LTCC    PAMs  Switch   Filter   RF ICs    Systems     Systems
                   ---     -----   -----   ------      -------   ----    ----  ------   ------   ------    -------     -------

 _______________________________________________________________________________________________________________________________
|                                                                                                                               |
| Leaderco                                                                                                                      |
|_______________________________________________________________________________________________________________________________|



Conexant                                          [DIAGRAM]



Alpha

 _______________________________________________________________________________________________________________________________
|   __                                                  __                                            __                        |
|  [__]  Leadership Capability                         [__]   Solid Capability                       [__]  Limited Capability   |
|_______________________________________________________________________________________________________________________________|




SLIDE 34

  Leaderco Competitive Positions
-------------------------------------------------------------------------------

                  -----------Processes-----------      --Packaging---    ----------Components----------    -------Systems-------
                                                                                                                         Full
                                            SiGe/         TX                                                  RF       Cellular
                   HBT     InGaP   PHEMT   BiCMOS      Modules   LTCC    PAMs  Switch   Filter   RF ICs    Systems     Systems
                   ---     -----   -----   ------      -------   ----    ----  ------   ------   ------    -------     -------

 _______________________________________________________________________________________________________________________________
|                                                                                                                               |
| Leaderco                                                                                                                      |
|_______________________________________________________________________________________________________________________________|

RFMD

Hitachi                                 [DIAGRAM]

TriQuint

Anadigics

Celeritek
 _______________________________________________________________________________________________________________________________
|   __                                                  __                                            __                        |
|  [__]  Leadership Capability                         [__]   Solid Capability                       [__]  Limited Capability   |
|_______________________________________________________________________________________________________________________________|



SLIDE 35

  Strategic Engagements With Market Leaders
------------------------------------------------------------------------------

   _____________________________________________________________________
  |                                                                     |
  |             Leaderco Will Sell to Every Key Handset OEM...          |
  | ____________________________________________________________________|

   _____________________________________________________________________
  |                                                                     |
  | NOKIA           MOTOROLA              ERICSSON             SAMSUNG  |
  |_____________________________________________________________________|

    SIEMENS         LG                    NEC                    ACER

    KYOCERA         SONY                  MITSUBISHI             PANASONIC

   _____________________________________________________________________
  |                                                                     |
  |     ...WITH Tier I Handset OEMs Becoming Its Top Four Customers...  |
  |_____________________________________________________________________|



SLIDE 36

Strategic Engagements With Market Leaders
------------------------------------------------------------------------------

   _____________________________________________________________________
  |                                                                     |
  |       ...While Leaderco's Top Four Infrastructure Customers...      |
  |_____________________________________________________________________|


   _____________________________________________________________________
  |                                                                     |
  | ERICSSON           MOTOROLA            NOKIA               NORTEL   |
  |_____________________________________________________________________|


    SAMSUNG                 ALCATEL                  LUCENT TECHNOLOGIES
                                                         Bell Labs Innovations


   _____________________________________________________________________
  |                                                                     |
  |        ...Represent the World's Largest Infrastructure OEMs         |
  |_____________________________________________________________________|



SLIDE 37

------------------------------------------------------------------------------



                                 Leaderco

                            Financial Overview




SLIDE 38

The Transaction
---------------------------------------------------------------------------

               Wireless
           Communications
          >                \                  Alpha
         /                   \                  /
        /                       \              /
       /                          \           / 33%
 CONEXANT                   67%     >        <
       \                             Leaderco
        \                             ^
         \                           /
          \                         /  Mexicali
           \_ _ _ _ _ _ > CONEXANT /



         ___________________________________________________________
        |                                                           |
        |    Targeting Completion Second Calendar Quarter of 2002   |
        |___________________________________________________________|



SLIDE 39

 Leaderco Financial Overview
-------------------------------------------------------------------------------


o Merger significantly strengthens relationships with key customers and provides numerous cross-selling revenue opportunities

o Significant operating synergies available from reductions in manufacturing costs

o    Economy of scale benefits for incremental G&A

    ______________________________________________________________________
   |                                                                      |
   |   Transaction Should Be Accretive Even Before Expected Synergies     |
   |______________________________________________________________________|



SLIDE 40

 Transaction Timeline
-------------------------------------------------------------------------------


     December              January            February          March              April              May              June
------------------    -----------------   --------------    --------------   ----------------    --------------    -------------
3  10  17  24  31     1  7  14  21  28    4  11  18  25     1  11 18  25     1  8  15  22  29    6  13  20  27     3  10  17  24

       ^ Announce Merger

       ^ Commence Roadshow
                            ^ File HSR Documents

                                          ^ File IRS Ruling Request for Spin-off

                                                 ^ File Form S-4 / Proxy Statement with SEC

                                                     ^ HSR Waiting Period Expires

                                                                      ^ SEC Filings Declared Effective

                                                                                         Alpha Shareholder Meeting ^

                                                                                                   Receive IRS Ruling ^

                                                                           Close Spin-off of Conexant's Wireless Business ^

                                                                                                                 Close Merger ^

                                                                                           Close Sale of Mexicali to Leaderco ^

                                                                                                Leaderco Stock Trading Begins ^




SLIDE 41

 Leaderco Investment Thesis
-------------------------------------------------------------------------------


   o    The pure-play leader in mobile communications semiconductors

   o    Tremendous market growth opportunities

   o    Leadership expertise in core RF and wireless systems technologies

   o    Blue chip handset and infrastructure customer base

   o    Strong management team with proven track records


        _____________________________________________________________
       |                                                             |
       |       Uniquely Positioned to Drive the Evolution of         |
       |       RF Integration and Complete System Solutions          |
       |_____________________________________________________________|





Slide 42
------------------------------------------------------------------------------






                             Back-Up Material





Slide 43

The Transaction:  First Step
------------------------------------------------------------------------------

                                  Wireless
            _ _ _ _ _ _ _ _>  Communications
           /
          /
         /
Conexant
         \
          \
           \
            \_ _ _ _ _ _ _ _ > Conexant


               __________________________________________________
              |         Conexant Spins Wireless Business         |
              |__________________________________________________|





Slide 44

The Transaction:  Second Step
------------------------------------------------------------------------------

                        Wireless                           Alpha
            _ _ _ > Communications _ _ _ _ _ _ _           |
          /                                     |          | 33%
         /                                      |          |
        /                                       |          |
Conexant                                   67%  |_ _ _ >   |
         \                                              Leaderco
          \
           \_ _ _ _ _> Conexant


                 __________________________________________________
                |      Conexant's Wireless Business and Alpha      |
                |       Immediately Merge to Create Leaderco       |
                |__________________________________________________|





Slide 45



The Transaction:  Third Step
------------------------------------------------------------------------------

                                                           Alpha
                 _ _    Wireless  _ _                       |
                /    Communications   \                     | 33%
               /                       \                    |
              /                          \                  |
             /                             \  67%           |
            /                                \              |
Conexant_ _/                                   \ _ _ _>  Leaderco
        \                                     /
         \_ _ _ _ _ _ > Conexant _ _ _ _ _ _ /  Mexicali


     _____________________________________________________________________
    |     Mexicali Assembly and Test Facility Transfers to Leaderco       |
    |_____________________________________________________________________|




Slide 46

The Transaction:  Completion
------------------------------------------------------------------------------

                                                          Alpha
             _ _ _ _ _ >   Wireless                        |
            /           Communications -------------\      |
           /                                         \     |  33%
          /                                  67%      \    |
         /                                             >   |
Conexant/                                  /_ _ _   _>    Leaderco
         \                                /
          \_ _ >Conexant _ _ _ _ _ _ _  _/
                                           Mexicali



     _____________________________________________________________________
    |          Targeting Completion Second Calendar Quarter of 2002       |
    |_____________________________________________________________________|




Slide 47

------------------------------------------------------------------------------





                            Continuing Conexant

                             Business Overview






Slide 48

Conexant's Strategic Evolution
------------------------------------------------------------------------------


                                  Conexant



   Mobile                       Broadband                  Internet
Communications                   Access                  Infrastructure


     _____________________________________________________________________
    |               Creating Three Independent Leadership Companies       |
    |_____________________________________________________________________|




Slide 49

Broadband Access
------------------------------------------------------------------------------

     _____________________________________________________________________
    |     Communications and Media Processing Semiconductor Solutions     |
    |_____________________________________________________________________|

                                                    Focused Investments
                                                    -------------------

                                 [IMAGES]           o  Adsl Modems

                                Telephone Line      o  Home Network Processors
           Residential            Power Line
            Gateways             WirelessLAN        o  Cable Modems
                                  Bluetooth
                                                    o  Set Top Box Systems

              __________________________________________
             |     for the Broadband Digital Home       |
             |__________________________________________|

Thomson              Motorola             Compaq                Hewlett
                                                                Packard
         ECHOSTAR                SONY                 DELL




Slide 50
Mndspeed TM
------------------------------------------------------------------------------

              _________________________________________________
             | Semiconductor System and Software Solutions for |
             |_________________________________________________|



                         [IMAGE]                 Focused Investments
                                                 -------------------

                                                 o  T3/E3 Carrier Solutions

                                                 o  10/40 Gbps SONET/SDH

                                                 o  Network Processors

                                                 o  Scalable Switch Fabrics

              _____________________________________________________
             |     WAN Aggregation, Transmission and Switching     |
             |_____________________________________________________|


Alcatel          CiscoSystems            Nortel        Lucent Technologies
                                                          Bell Labs Innovations

         Huawei                Tellium           Juniper
                                                 Networks




Slide 51

A Broad Front-End Product Offering
------------------------------------------------------------------------------

       Power Detector      Power Amplifier         Switching/Routing

                              [DIAGRAM]

   Switching                  1st VCO              IF & Semoids VCOs
                          Switching/Routing



              _______________________________________________
             |     Single or Multifunction Implementations   |
             |_______________________________________________|




Slide 52

Switch Filter Front Ends
------------------------------------------------------------------------------

               GSM                  Matching
               Amp                  Network

                              [DIAGRAM]
 SP2T                                                  SP4T
 MMIC                     S:CMOS                       MMIC        Passive
Switch         DCS       Controller     Matching      Switch       Detector
               Amp                      Network






                                           SAW SAW

FEM - Front End Module

              __________________________________________
             |     Driving Switch Filter Integration    |
             |__________________________________________|




Slide 53

Senior Leadership and Board Composition
------------------------------------------------------------------------------

  Dwight Decker         Chairman                  17 Years Experience
  Dave Aldrich          Chief Executive Officer   XX Years Experience
  Paul Vincent          Chief Financial Officer   XX Years Experience
  Moiz Beguwala         President                 XX Years Experience


  Mohy Abdelgany        RF Systems                XX Years Experience
  Kevin Barber          Operations                XX Years Experience
  Klaus Buehring        Power Amplifiers          XX Years Experience
  Murthy Renduchintala  Cellular Systems          XX Years Experience


       _______________________________________________________________
      |     Alpha and Conexant to Share Equal Board Representation,   |
      |          Plus One Jointly Selected Director                   |
      |_______________________________________________________________|




Slide 54
InGaP Quad-Band GSM PA Modules
------------------------------------------------------------------------------

                                             3 Stage InGaP DCS Power Amplifier




                            [GRAPHIC OF PRODUCT]

3 Stage InGaP GSM Power Amplifer

                                    Silicon Bi-Polar Power Amplifier Controller



              ___________________________________________________
             |     Industry's First InGaP Quad-Band PA Module    |
             |___________________________________________________|